EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
June 30, 2016
(Expressed in Canadian Dollars - unaudited)

Page

Contents	1

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Notes to Condensed Interim Consolidated Financial Statements	6

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	June 30,	December 31,
	2016	2015
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	35,168,165	10,121,153
Receivables	163,531	25,907
Prepaid expenses (Note 4)	347,655	129,957
	35,679,351	10,277,017

Investment in associated company (Note 5)	3,627,949	-

Exploration and evaluation assets (Note 6)	80,292,241	74,682,974

Reclamation bonds (Note 7)	939,582	916,382

	120,539,123	85,876,373

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	1,688,474	1,177,654

Shareholders' equity
Capital stock (Note 9)	151,340,617	111,690,762
Reserves (Note 9)	4,800,669	6,876,998
Deficit	(37,290,637)	(33,869,041)
	118,850,649	84,698,719

	120,539,123	85,876,373

Nature and Continuance of Operations (Note 1), Commitments (Note 14)

These condensed interim consolidated financial statements are authorized for issuance by the Board of Directors on August 12, 2016.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$

Expenses
Consulting fees	237,712	74,908	527,412	218,403
Depreciation	-	3,614	-	7,228
Foreign exchange loss	209,572	110,501	687,793	56,848
Insurance	54,806	26,709	96,820	54,070
Investor relations	157,472	79,896	277,225	158,261
Management fees (Note 11)	168,750	213,525	623,626	360,775
Office	80,234	58,271	158,246	128,344
Professional fees	185,429	168,357	328,608	237,853
Property investigation	252,944	-	258,104	-
Regulatory and shareholders service	32,282	23,473	85,901	79,485
Rent	57,269	41,985	108,188	79,982
Share-based compensation (Note 9)	197,183	-	197,183	237,671
Travel and related	210,941	136,135	407,981	323,459
Wages and salaries	82,966	97,912	204,499	181,043

	(1,927,560)	(1,035,286)	(3,961,586)	(2,123,422)

Write down of exploration and evaluation assets (Note 6)	-	-	-	(903,082)
Equity loss in associated company (Note 5)	(40,553)	-	(40,553)	-
Interest income	56,444	4,501	72,928	4,792

Loss and comprehensive loss for the period	(1,911,669)	(1,030,785)	(3,929,211)	(3,021,712)

Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.02)

Weighted average number of common
shares outstanding (basic and diluted)	206,611,430	154,309,260	196,958,583	145,102,518

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the six months ended June 30,
	2016	2015
	$	$
Cash flows used in operating activities
Net loss for the period	(3,929,211)	(3,021,712)
Items not affecting cash and cash equivalents:
Depreciation	-	7,228
Share-based compensation	197,183	237,671
Write down of exploration and evaluation assets	-	903,082
Unrealized foreign exchange	62,113	(51,027)
Equity loss in associated company	40,553	-
Changes in non-cash working capital items
(Increase) in receivables	(137,624)	(48,216)
(Increase) in prepaid expenses	(217,698)	(272,138)
Increase (decrease) in accounts payable and accrued liabilities	95,199	(230,688)
	(3,889,485)	(2,475,800)

Cash flows used in investing activities
Reclamation bonds	(85,313)	(31,556)
Investment in associated company	(3,668,502)	-
Exploration and evaluation assets expenditures	(5,193,646)	(3,433,128)
	(8,947,461)	(3,464,684)

Cash flows from financing activities
Proceeds from share issuances	29,931,931	27,390,421
Share issuance costs	(1,623,017)	(1,518,068)
Proceeds from exercise of warrants	7,468,804	-
Proceeds from exercise of stock options	2,106,240	-
Repayment of note payable	-	(2,500,000)
	37,883,958	23,372,353

Net change in cash and cash equivalents	25,047,012	17,431,869

Cash and cash equivalents, beginning of period	10,121,153	494,878

Cash and cash equivalents, end of period	35,168,165	17,926,747

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at period end	1,406,584	510,289
Share issuance costs in accounts payable at period end	-	682,436
Reclassification of cancelled stock options from reserves to deficit	44,397	349,931
Reclassification of expired stock options from reserves to deficit	463,218	-
Reclassification of stock options exercised from reserves to share capital	1,765,897	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Capital Stock	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2014	123,739,878	86,500,845	6,279,765	(28,841,501)	63,939,109

Shares issued for cash	44,029,661	27,390,421	-	-	27,390,421
Share issuance costs	-	(2,200,504)	-	-	(2,200,504)
Share-based compensation	-	-	237,671	-	237,671
Stock options cancelled			(349,931)	349,931	-
Net loss for the period	-	-	-	(3,021,712)	(3,021,712)
Balance at June 30, 2015	167,769,539	111,690,762	6,167,505	(31,513,282)	86,344,985

Share-based compensation	-	-	1,620,501	-	1,620,501
Stock options expired			(911,008)	911,008	-
Net loss for the period	-	-	-	(3,266,767)	(3,266,767)
Balance at December 31, 2015	167,769,539	111,690,762	6,876,998	(33,869,041)	84,698,719

Shares issued for cash	29,931,931	29,931,931	-	-	29,931,931
Share issuance costs	-	(1,623,017)	-	-	(1,623,017)
Stock options exercised	2,604,600	3,872,137	(1,765,897)	-	2,106,240
Stock options expired	-	-	(463,218)	463,218	-
Stock options cancelled	-	-	(44,397)	44,397	-
Warrants exercised	7,468,804	7,468,804	-	-	7,468,804
Share-based compensation	-	-	197,183	-	197,183
Net loss for the period	-	-	-	(3,929,211)	(3,929,211)
Balance at June 30, 2016	207,774,874	151,340,617	4,800,669	(37,290,637)	118,850,649

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV and on the NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at June 30, 2016, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance
These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2015.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2015.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Basis of presentation
These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, classification of investment in associated company, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Classification of investment in associated company
Classification of investments requires judgment as to whether the Company controls, has joint control or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

The Company has classified its investment in Battle Mountain Gold Inc. (“Battle Mountain”) as an associated company based on management’s judgment that the Company has significant influence, based on rights to board representation.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investment in associated company

To value the investment in associated company, management obtains financial information from the majority owner and adjust the carrying value of the investment. The investment is subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Investments in associated company
The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received. The consolidated statement of loss and comprehensive loss reflects the share of the results of operations of the associated company. Where there has been a change recognized directly in the equity of the associated company, the Company recognizes its share of any changes. Unrealized gains and losses resulting from transactions between the Company and the associated company are eliminated to the extent of the interest in the associated company.

The Company assesses its equity investments for impairment at each reporting date if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

(i)	significant financial difficulty of the associated companies;
(ii)	becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
(iii)	national or local economic conditions that correlate with defaults of the associated companies.

If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the consolidated statement of loss and comprehensive loss. Upon loss of significant influence over the associated company, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associated company upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in the consolidated statements of loss and comprehensive loss.

Standards issued or amended but not yet effective
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the six months ended June 30, 2016 and have not been applied in preparing these consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s consolidated financial statements for the year ending December 31, 2017 or later:

•
IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is tentatively effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect any effect on the Company’s consolidated financial statements.

NOTE 3 – Cash and Cash Equivalents

	June 30, 2016	December 31, 2015
	$	$
Cash at bank	34,905,815	9,799,093
Cash held in lawyers’ trust account	262,350	322,060

	35,168,165	10,121,153

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 4 – Prepaid Expenses

	June 30, 2016	December 31, 2015
	$	$
Prepaid expenses	292,678	115,501
Deposits	54,977	14,456

	347,655	129,957

NOTE 5 – Investment in Associated Company

On May 6, 2016, the Company acquired 10,481,435 units of Battle Mountain at a price of $0.35 per unit for a total subscription price of $3,668,502. Each unit consists of one common share of Battle Mountain and one-half of one common share purchase warrant. The share purchase warrants entitle the Company to purchase up to an additional 5,240,717 common shares of Battle Mountain for a period of two years at a price of $0.37 per share. Battle Mountain is a public company trading on the TSX-V. On closing of the initial purchase the Company owned 19.99% of the outstanding common shares of Battle Mountain prior to exercise of warrants. During the period ended, the President and director of the Company was appointed as a director of Battle Mountain.  The Company’s judgment is that it has significant influence in the operations of Battle Mountain and, accordingly, the investment in Battle Mountain is accounted for under the equity method.

A reconciliation of the Company’s investment in Battle Mountain is as follows:

$
Balance as at December 31, 2015	-
Initial investment	3,668,502
Equity loss in Battle Mountain	(40,553)
Balance as at June 30, 2016	3,627,949

Battle Mountain’s estimated aggregate assets, aggregate liabilities as at June 30, 2016 and net loss for the period from May 6, 2016 to June 30, 2016 are as follows:

$
Aggregate assets	8,695,308
Aggregate liabilities	(227,036)
Net loss for the period	(202,870)
Company’s share of net loss during the period	(40,553)

In June 2016, the Company entered into an agreement with Battle Mountain and the current royalty owner (the “Royalty Owner”) of Battle Mountain’s Lewis Gold Project to reduce the royalty rate on gold and silver of Lewis Gold Project from 5% to 3.5%. In exchange, the Company has agreed to pay US$1.85 million in combination of cash and shares on behalf of Battle Mountain to the Royalty Owner. In addition, the Company and Battle Mountain have the right to further reduce the royalty rate on gold and silver from 3.5% to 2.5% for an additional payment of US$2.15 million by August 2018, with an option to extend to August 2019 upon an additional payment of US$250,000.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$

Balance as at December 31, 2014	66,412,235	366,937	533,063	67,312,235

Exploration expenses
Claim maintenance fees	207,074	-	-	207,074
Consulting	1,402,848	-	-	1,402,848
Data analysis	130,425	-	-	130,425
Drilling	3,481,520	-	-	3,481,520
Geological	482,432	-	-	482,432
Lease payments	855,720	3,082	-	858,802
Metallurgy	209,701	-	-	209,701
Permits	7,884	-	-	7,884
Sampling and processing	483,110	-	-	483,110
Site development	439,331	-	-	439,331
Supplies	511,610	-	-	511,610
Travel	59,084	-	-	59,084
	8,270,739	3,082	-	8,273,821

Write down of exploration and evaluation assets	-	(370,019)	(533,063)	(903,082)

Balance as at December 31, 2015	74,682,974	-	-	74,682,974

Property acquisition and staking costs	27,502	-	-	27,502
Exploration expenses
Claim maintenance fees	268,479	-	-	268,479
Consulting	740,009	-	-	740,009
Data Analysis	158,254	-	-	158,254
Drilling	2,251,899	-	-	2,251,899
Geological	301,864	-	-	301,864
Lease payments	373,145	-	-	373,145
Metallurgy	283,551	-	-	283,551
Permits	8,221	-	-	8,221
Sampling and processing	118,757	-	-	118,757
Site development	387,246	-	-	387,246
Supplies	624,335	-	-	624,335
Travel	22,842	-	-	22,842
Vehicle	43,163	-	-	43,163
	5,609,267	-	-	5,609,267

Balance as at June 30, 2016	80,292,241	-	-	80,292,241

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to June  2016, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging from 1% and 5%.  As well, certain claims are subject to a 1.5% Mineral Production Royalty.  The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, lease terms and work commitments as further detailed in the Company’s most recent annual consolidated financial statements.

Payment requirements for the next 5 years under the above agreements are approximately as follows:

	Total	Total	Total
	Work commitment	Lease payment
	US$	US$	US$
2016	1,750,000	932,000	2,682,000
2017	1,500,000	746,000	2,246,000
2018	1,500,000	795,000	2,295,000
2019	1,300,000	835,000	2,135,000
2020	1,300,000	774,000	2,074,000
	7,350,000	4,082,000	11,432,000

In April 2016, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company paid US$250,000 upon execution of the agreement and is required to make annual lease payments of US$8,000 on the first anniversary and then increasing to US$20,000 in years six to nine. The Company has the option to purchase the property for US$500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$22,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

During the period, certain work commitments were amended by vendors.

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").

During fiscal 2015, the Company terminated all underlying lease agreements and wrote off the CVN project.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement to acquire, subject to a 4% NSR, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.

During fiscal 2015, the Company terminated the mining lease and option to purchase agreement and wrote off the Camp Douglas project.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at June 30, 2016 of $939,582 (US$728,174) (December 31, 2015 - $916,382 (US$662,126)).

NOTE 8 – Accounts Payable and Accrued Liabilities

	June 30, 2016	December 31, 2015
	$	$
Accounts payable	1,213,908	686,541
Accrued liabilities	474,566	491,113

	1,688,474	1,177,654

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2015, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305.

In May 2015, the Company completed a private placement of 24,997,661 common shares of the Company at a price of $0.65 per share for proceeds of $15,335,280, net of cash commissions and expenses of $913,199.

In February 2016, the Company completed two private placements totalling 29,931,931 common shares of the Company at a price of $1.00 per share for proceeds totalling $28,308,914, net of cash commissions and expenses of $1,623,017.

Share Purchase Warrants

During the six months ended June 30, 2016, 7,468,804 warrants were exercised for proceeds of $7,468,804. In addition, 125,444 warrants expired unexercised.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2014 and December 31, 2015	7,594,248	1.00
Exercised	(7,468,804)	1.00
Expired	(125,444)	1.00
Outstanding at June 30, 2016	-	1.00

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In February 2015, the Company granted 600,000 stock options for a period of three years, valued at $0.35 per option for a total value of $210,228 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of 0.45%, a forfeiture rate of 0%, and volatility of 81%. The Company further granted 75,000 stock options for a period of five years, valued at $0.37 per option for a total value of $27,443 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.74%, a forfeiture rate of 0%, and volatility of 75%.  In addition, 356,000 stock options with a weighted average exercise price of $1.16 per option expiring from April 5, 2016 to September 12, 2019 were cancelled. As a result, the fair value of $349,931 attributable to these stock options was transferred from reserve to deficit.

In July 2015, 1,305,000 stock options with an exercise price of $0.65 per option expired unexercised. As a result, the fair value of $773,043 attributable to these stock options was transferred from reserve to deficit.

In October 2015, 200,000 stock options with an exercise price of $0.82 per option expired unexercised. As a result, the fair value of $137,965 attributable to these stock options was transferred from reserve to deficit.

In November 2015, the Company granted 3,650,000 stock options for a period of five years, valued at $0.44 per option for a total value of $1,620,501 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.92%, a forfeiture rate of 0%, and volatility of 77%.

In June 2016, the Company granted 150,000 stock options for a period of five years, valued at $1.31 per option for a total value of $197,183 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.62%, a forfeiture rate of 0%, and volatility of 77%.

During the six months ended June 30, 2016, 2,604,600 stock options were exercised for total proceeds of $2,106,240. As a result, the fair value of $1,765,897 attributable to these stock options was transferred from reserve to capital stock. In addition, 430,400 stock options with a weighted average exercise price of $1.28 per option expired unexercised and 100,000 stock options with an exercise price of $0.73 per option cancelled. As a result, the fair value of $507,615 attributable to these stock options was transferred from reserve to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2014	9,359,000	0.88
Granted	4,325,000	0.71
Expired	(1,505,000)	0.67
Cancelled	(356,000)	1.16
Outstanding at December 31, 2015	11,823,000	0.84
Granted	150,000	2.14
Expired	(430,400)	1.28
Cancelled	(100,000)	0.73
Exercised	(2,604,600)	0.81
Outstanding at June 30, 2016	8,838,000	0.85

A summary of the stock options outstanding and exercisable at June 30, 2016 is as follows:

Exercise Price	Number Outstanding and Exercisable	Expiry Date
$
1.16	645,000	February 2, 2017
1.82	150,000	March 29, 2017
2.73	25,000	June 1, 2017
1.68	50,000	August 30, 2017
1.68	20,000	September 4, 2017
1.81	150,000	September 5, 2017
0.63	500,000	February 11, 2018
0.79	1,689,000	March 18, 2018
0.76	1,099,000	May 23, 2018
0.77	985,000	September 12, 2019
0.73	3,375,000	November 27, 2020
2.14	150,000	June 21, 2021
	8,838,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to capital stock. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  All of the Company’s non-current assets are located in the USA (Notes 6 and 7).

NOTE 11 - Related Party Transactions

During the six months ended June 30, 2016, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at June 30, 2016, $6,867 (December 31, 2015 - $6,867) was included in accounts payable and accrued liabilities owing to a director and companies controlled by directors and officer of the Company.
ii.	As at June 30, 2016, advances of $33,723 (December 31, 2015 - $nil), on account of future expenses was included in prepaid expenses to a director and officer.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the six months ended June 30,
	2016	2015
	$	$
Management fees	623,626	360,775
Exploration and evaluation assets expenditures	119,986	124,408
Wages and salaries	21,174	24,485
	764,786	509,668

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, and accounts payable and accrued liabilities.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2016, the Company had a net monetary asset position of US$6,625,144. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $66,000.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)     Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in Canadian Dollars - unaudited)

NOTE 14 - Commitments

a)	Summary of commitments to office lease:

Vancouver Office
$
Payable not later than one year	67,985
Payable later than one year and not later than five years	206,000
Payable later than five years	-
Total	273,985

b)
The Company has four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $59,750 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

c)
The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$33,017 per month. Included in each agreement is a provision for a two year payout in the event of termination following a change in control.